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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32916

Issuer: PROSHARES TRUST

Exchange: NYSE ARCA, INC.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 7501 Wisconsin Avenue

Suite 1000

Bethesda MARYLAND 20814

Telephone number: 240.497.6400

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

ProShares Morningstar Alternatives Solution ETF, Shares of beneficial interest, no par value

ProShares Large Cap Core Plus, Shares of beneficial interest, no par value

ProShares S&P MidCap 400 Dividend Aristocrats ETF, Shares of beneficial interest, no par value

ProShares Russell 2000 Dividend Growers ETF, Shares of beneficial interest, no par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, ProShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

2015-12-10	By	/s/ Todd B. Johnson	President
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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